SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                                (Amendment No.  )(1)


                              TAM RESTAURANTS, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    874835101
                                 (CUSIP Number)


                                 March 10, 1998
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_|  Rule 13d-1(b)

     |_|  Rule 13d-1(c)

     |X|  Rule 13d-1(d)



----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------                                           -----------------
CUSIP No. 8748351012                  13G                      Page 2 of 5 Pages
--------------------                                           -----------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     Peter J. Salvatore
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)|_|

     Not Applicable                                                       (b)|_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

--------------------------------------------------------------------------------
     NUMBER OF SHARES     5     SOLE VOTING POWER
       BENEFICIALLY             170,289
         OWNED BY
           EACH           ------------------------------------------------------
          PERSON          6     SHARED VOTING POWER
         REPORTING              0
           WITH
                          ------------------------------------------------------
                          7     SOLE DISPOSITIVE POWER
                                170,289

                          ------------------------------------------------------
                          8     SHARED DISPOSITIVE POWER
                                0

--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     179,371 (includes 9,082 shares held by Peter and Gail Salvatore Foundation, Inc., a trust of which Mr. and Mrs. Salvatore are the beneficiaries)
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        5.1%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).     Name of Issuer:

               TAM Restaurants, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               1163 Forest Avenue
               Staten Island, NY 10310

Item 2(a).     Name of Person Filing:

               This Schedule 13G is filed on behalf of Peter J. Salvatore (a "Reporting Person").

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               35 Seagate Road
               Staten Island, NY

Item 2(c).     Citizenship:

               Mr. Salvatore is a United States citizen.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $.0001 per share

Item 2(e).     CUSIP Number:

               874835101

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               (a) - (j):  Not applicable.

               If this statement is filed pursuant to Rule 13d-1(c), check this box. |_|

               Not Applicable.

Item 4.        Ownership:

               (a) Amount Beneficially Owned: At December 31, 1998, Mr. Salvatore beneficially owned 179,371 shares, consisting of (i) 170,289 shares held by Mr. Salvatore, and (ii) 9,082 shares held by Peter and Gail Salvatore Foundation, Inc., a trust of which Mr. and Mrs. Salvatore are the beneficiaries.

               (b) Percent of Class: 5.1%

               (c) Number of shares as to which such person has:

                    (i)  sole power to vote or to direct the vote: 170,289

                    (ii) shared power to vote or to direct the vote: 0

                   (iii) sole power to dispose or to direct the  disposition of:
                         170,289

                    (iv) shared  power to dispose  or to direct the  disposition of: 0

Item 5.        Ownership of Five Percent or Less of a Class.

               Not Applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the Security Being Reported on by the Parent Holding Company.

               Not Applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not Applicable.

Item 9.        Notice of Dissolution of Group.

               Not Applicable.

Item 10.       Certification.

               Not Applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                               Date: February 12, 1999



                                               /s/ Peter J. Salvatore
                                               -----------------------------
                                                       (Signature)



                                                     Peter J. Salvatore
                                               -----------------------------
                                                           (Name)